UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Torre Ejecutiva, Piso 44

Colonia Verónica Anzures

Ciudad de México 11300

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent developments should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2014 as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on April 30, 2015 (which we refer to as the Form 20-F). In this document, “PEMEX” refers to Petróleos Mexicanos, to Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Logística (Pemex Logistics), Pemex Cogeneración y Servicios (Pemex Cogeneration and Services), Pemex Fertilizantes (Pemex Fertilizers) and Pemex Etileno (Pemex Ethylene) (which we refer to collectively as the subsidiary entities), and to the subsidiary companies listed in Note 3(a) to the 2014 audited consolidated financial statements included in the Form 20-F.

The following discussion of PEMEX’s recent results includes unaudited annual financial results as of and for the fiscal year ended December 31, 2015, including the unaudited consolidated statement of financial position as of December 31, 2015 and the unaudited consolidated statements of cash flows and of comprehensive income for the fiscal year ended December 31, 2015 beginning on page A-1. This unaudited annual financial information is preliminary and is subject to additional adjustments, which could be material, once PEMEX completes the year-end audit process for the year ended December 31, 2015. The preliminary and unaudited financial information included in this report is not representative of the type of information normally included in PEMEX’s annual report on Form 20-F. All results reported in this report should be considered to be preliminary until PEMEX files its annual report on Form 20-F for the fiscal year ended December 31, 2015.

Exchange Rates

On February 26, 2016, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 18.1850 = U.S. $1.00.

Capital Expenditures and Investments

2016 Budget Adjustment

Given the continued decrease of international crude oil prices, on February 26, 2016, the Board of Directors of Petróleos Mexicanos approved a budget adjustment plan to reduce our budget by Ps. 100 billion, or 20.9%, in order to meet our financial balance goal for 2016. This budget adjustment plan is intended to strengthen our mid- and long-term financial position and contemplates the following actions:

•	Reduce expenses and improve our efficiency by increasing our productivity and promoting the rational use of resources, which actions are expected to reduce our budget by approximately Ps. 28.9 billion in 2016. Of this reduction, Ps. 13.1 billion is expected to relate to actions by Petróleos Mexicanos, Ps. 13.1 billion to actions by Pemex Exploration and Production and Pemex Drilling and Services, Ps. 1.8 billion to actions by Pemex Logistics, Ps. 0.8 billion to actions by Pemex Industrial Transformation and Ps. 0.1 billion to actions by the other subsidiary entities.

•	Defer and reassess investments while minimizing to the extent possible the impact on future crude oil and gas production, which actions are expected to reduce our budget by Ps. 64.9 billion in 2016. Of this reduction, Ps. 35.4 billion is expected to relate to actions by Pemex Industrial Transformation, Ps. 27.5 billion to actions by Pemex Exploration and Production and Pemex Drilling and Services, Ps. 1.8 billion to actions by Pemex Logistics and Ps. 0.2 billion to actions by the other subsidiary entities.

•	Revise our capital and operating expenditures by prioritizing projects that are profitable at low crude oil prices, which revisions are expected to reduce our budget by approximately Ps. 6.2 billion in 2016 pursuant to actions to be undertaken by Pemex Exploration and Production and Pemex Drilling and Services.

Capitalization of PEMEX

The following table sets forth the capitalization of PEMEX at December 31, 2015.

	At December 31, 2015(1)
	(millions of pesos or U.S. dollars)
Long-term external debt	Ps.	1,013,122	U.S.$	58,880
Long-term domestic debt		287,751		16,724

Total long-term debt(2)		1,300,873		75,604

Certificates of Contribution “A”(3)		194,605		11,310
Mexican Government contributions to Petróleos Mexicanos		43,731		2,542
Legal reserve		1,002		58
Accumulated other comprehensive result		(305,562)		(17,759)
(Deficit) from prior years		(552,809)		(32,128)
Non-Controlling interests		253		15
Net (loss) income for the period		(521,474)		(30,307)

Total (deficit) equity		(1,140,254)		(66,269)

Total capitalization	Ps.	160,619	U.S.$	9,335

Note:	Numbers may not total due to rounding.
(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 17.2065 = U.S. $1.00 at December 31, 2015. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)	Total long-term debt does not include short-term indebtedness of Ps. 192,509 million (U.S. $11,188 million) at December 31, 2015.
(3)	Equity instruments held by the Federal Government of Mexico (which we refer to as the Mexican Government).
Source:	PEMEX’s unaudited condensed consolidated preliminary financial information.

Management Discussion and Analysis of Financial Condition and Results of Operation for the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Financial Results

General

The selected consolidated annual financial information set forth below is derived from our unaudited condensed consolidated financial information included elsewhere in this report. This annual financial information should be read in conjunction with the Form 20-F for the fiscal year ended December 31, 2014 and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in such Form 20-F as filed with the SEC on April 30, 2015. Certain amounts in the unaudited consolidated financial statements for the year ended December 31, 2014 have been reclassified to conform the presentation of the amounts in the unaudited consolidated financial statements for the year ended December 31, 2015. These reclassifications are not significant to the unaudited consolidated financial statements and had no impact on our unaudited consolidated net income.

	Year ended December 31,(1)
	2014	2015(2)
	(millions of pesos or U.S. dollars)
Net Sales
Domestic	Ps. 944,998	Ps. 746,236	U.S.$	43,269
Export	630,291	407,214		23,666
Services income	11,439	12,912		751

Total sales	1,586,728	1,166,362		67,786
Cost of sales	865,280	1,031,448		59,945

Gross income	721,448	134,914		7,841
General expenses	143,520	37,378		2,172
Other revenues and expenses—Net(3)	37,552	600		35

Operating income	615,480	98,136		5,704
Financing income	3,014	14,924		868
Financing cost	51,559	67,770		3,939
Derivative financial instruments income (cost)—Net	(9,438)	(21,450)		(1,247)
Exchange loss—Net	(76,999)	(154,370)		(8,972)
Profit (loss) sharing in associates	34	2,155		125

Income before taxes, duties and other	480,532	(128,375)		(7,461)
Total taxes, duties and other	746,075	393,232		22,854

Net (loss) income	(265,543)	(521,607)		(30,315)
Other comprehensive results—Net	(265,348)	89,074		5,177

Comprehensive result	(530,891)	(432,533)		(25,138)

Note:	Numbers may not total due to rounding.
(1)	Unaudited.
(2)	Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 17.2065 = U.S. $1.00 at December 31, 2015. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
(3)	Includes the credit attributable to the Special Tax on Production and Services (which we refer to as the IEPS tax) in the amounts of Ps. 43,109 billion and Ps. 2,519 billion for 2014 and 2015, respectively, when the IEPS tax rate was negative. For the fiscal year beginning January 1, 2015, the Ley de Ingresos de la Federación (Federal Revenue Law) provides that negative IEPS tax amounts may now only be credited against the IEPS tax liability. Prior to January 1, 2015, negative IEPS Tax amounts in excess of the IEPS Tax liability could also be credited against the value added tax and against the Ordinary Duty on Hydrocarbons.
Source:	PEMEX’s unaudited condensed consolidated preliminary financial information.

Total Sales

During 2015, total sales decreased by 26.5%, or Ps. 420.4 billion, from Ps. 1,586.7 billion in 2014 to Ps. 1,166.4 billion in 2015, mainly due to the decrease in crude oil, petroleum product and natural gas prices in 2015. The weighted average Mexican crude oil export price decreased by 49.6% in 2015, from U.S. $86.08 per barrel in 2014 to U.S. $43.39 per barrel in 2015. Crude oil export volumes increased by 2.3% in 2015 as compared to 2014. The impact of price decreases on both domestic and export sales is explained in further detail below.

Domestic Sales

Domestic sales decreased by 21.0% in 2015, from Ps. 945.0 billion in 2014 to Ps. 746.2 billion in 2015, primarily due to a decrease in the average prices of gasoline, diesel and fuel oil.

Domestic sales of petroleum products decreased by 20.3% in 2015, from Ps. 830.5 billion in 2014 to Ps. 662.3 billion in 2015, primarily due to decreases in the average prices of gasoline, diesel, turbosine and fuel oil. Domestic sales of natural gas and liquefied natural gas decreased by 30.0% in 2015, from Ps. 77.8 billion in 2014 to Ps. 54.5 billion in 2015, primarily as a result of lower prices for these products. Domestic petrochemical sales (including sales of certain by-products of the petrochemical production process) decreased by 19.4%, from Ps. 36.6 billion in 2014 to Ps. 29.5 billion in 2015, primarily as a result of lower prices for these products.

Export Sales

Total export sales (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the corresponding export sale was made) decreased by 35.4%, from Ps. 630.3 billion in 2014 to Ps. 407.2 billion in 2015. This decrease was primarily due to a 49.6% decrease in the weighted average Mexican crude oil export price. The decrease in export sales was partially offset by a 2.30% increase in the volume of crude oil exports in 2015.

Excluding the trading activities of P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI CIM), P.M.I. Trading, Ltd. and their affiliates (which, together with PMI CIM, we collectively refer to as the PMI Group), and Mex Gas International, Ltd. (which we refer to as MGAS), export sales by the subsidiary entities to the PMI Group and MGAS decreased by 48.72% in peso terms, from Ps. 1,730.0 billion in 2014 to Ps. 887.1 billion in 2015. In U.S. dollar terms, excluding the trading activities of the PMI Group and MGAS, total export sales (which are U.S. dollar-denominated) decreased by 49.4%, from U.S. $41.2 billion in 2014 to U.S. $20.9 billion in 2015. This decrease was primarily due to the 49.6% decrease in the weighted average Mexican crude oil export price. The weighted average price per barrel of crude oil that the PMI Group sold to third parties in 2015 was U.S. $43.39, 49.6% lower than the weighted average price per barrel of crude oil of U.S. $86.08 in 2014.

Crude oil and condensate export sales accounted for 87.6% of total export sales (excluding the trading activities of the PMI Group) in 2015, as compared to 87.0% in 2014. These crude oil and condensate sales decreased in peso terms by 39.3%, from Ps. 475.1 billion in 2014 to Ps. 288.2 billion in 2015. The weighted average price per barrel of crude oil that Pemex Exploration and Production sold to PMI for export in 2015 was U.S. $43.39, 49.6% lower than the weighted average price of U.S. $86.08 in 2014.

Export sales of petroleum products represented 12.1% of export sales (excluding the trading activities of the PMI Group) in 2015, as compared to 12.7% in 2014. Export sales of petroleum products decreased by 42.6%, from Ps. 69.5 billion in 2014 to Ps. 39.9 billion in 2015, primarily due to lower prices. Petrochemical products accounted for the remainder of export sales (excluding the trading activities of the PMI Group) in 2014 and 2015. Export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 47.0%, from Ps. 1.7 billion in 2014 to Ps. 0.9 billion in 2015, primarily as a result of decreases in the prices and volumes of sales of styrene, sulfur and ethylene. In U.S. dollar terms, export sales of petrochemical products (including certain by-products of the petrochemical process) decreased by 57.5% in 2015, from U.S. $131.2 million in 2014 to U.S. $55.8 million in 2015.

Services Income

Services income increased by 13.2% in 2015, from Ps. 11.4 billion in 2014 to Ps. 12.9 billion in 2015, primarily as a result of a Ps. 1.0 billion increase in services provided by Pemex Logistics to third parties, a Ps. 0.5 billion increase in revenues from freight and managerial services provided by Pemex Industrial Transformation to third parties and a Ps. 0.2 billion increase in insurance revenues from Kot Insurance Company, AG.

Cost of Sales

Cost of sales increased by 19.2%, from Ps. 865.3 billion in 2014 to Ps. 1,031.4 billion in 2015. This increase was mainly due to: (1) a Ps. 206.4 billion increase in impairment of fixed assets, which was mainly due to the decrease in future cash flows as a result of lower hydrocarbon prices; (2) the recognition of Ps. 51.6 billion in new hydrocarbon extraction and exploration duties and taxes in connection with the new fiscal regime that took effect on January 1, 2015; (3) a Ps. 20.4 billion increase in the amortization of wells; and (4) an increase of Ps. 11.1 billion in the cost of unsuccessful wells. This increase was partially offset by (1) a Ps. 54.5 billion decrease in the purchases of imports, primarily gasoline and diesel and (2) a Ps. 77.9 billion decrease in net periodic cost of employee benefits recognized under cost of sales due to modifications to our pension regime, as described under “Directors, Senior Management and Employees—Employees” in the Form 6-K furnished to the SEC on January 25, 2016.

General Expenses

General expenses decreased by 73.9%, from Ps. 143.5 billion in 2014 to Ps. 37.4 billion in 2015. This decrease was primarily due to a Ps. 106.1 billion decrease in the net periodic cost of employee benefits recognized under general expenses due to modifications to our pension regime.

Other Revenues and Expenses, Net

Other revenues and expenses, net, decreased by 98.4%, from net revenues of Ps. 37.6 billion in 2014 to net revenues of Ps. 0.6 billion in 2015. This decrease was primarily due to a Ps. 40.6 billion decrease in the credit attributable to the negative IEPS tax rate in 2015 as compared to 2014. The credit attributable to the negative IEPS tax rate is generated when the prices at which we sell gasoline and diesel in the domestic market are lower than the international market prices for such products.

Financing Income

Financing income increased by Ps. 11.9 billion in 2015, from Ps. 3.0 billion in 2014 to Ps. 14.9 billion in 2015, primarily due to the effect of changes to the discount rate used in the computation of the provision for the plugging of wells.

Financing Cost

Financing cost increased by 31.4% in 2015, from Ps. 51.6 billion in 2014 to Ps. 67.8 billion in 2015, primarily due to an increase in interest expense in 2015 following higher levels of indebtedness and the depreciation of the peso against the U.S. dollar in 2015 as compared to 2014, the latter of which is described below.

Derivative Financial Instruments Income (Cost), Net

Derivative financial instruments income (cost), net, increased by Ps. 12.0 billion, from a net cost of Ps. 9.4 billion in 2014 to a net cost of Ps. 21.4 billion in 2015, primarily due to an increase in costs associated with certain derivative financial instruments as a result of the appreciation of the U.S. dollar relative to other foreign currencies that we hedge.

Exchange Loss, Net

A substantial portion of our indebtedness, 77.9% as of December 31, 2015, is denominated in foreign currencies. Our exchange loss increased by Ps. 77.4 billion, from an exchange loss of Ps. 77.0 billion in 2014 to an exchange loss of Ps. 154.4 billion in 2015, primarily as a result of the higher rate of depreciation of the peso against the U.S. dollar, which depreciated by 16.9% in 2015 as compared to 12.6% in 2014.

Total Taxes, Duties and Other

Hydrocarbon extraction duties and other duties and taxes paid decreased by 47.3%, from Ps. 746.1 billion in 2014 to Ps. 393.2 billion in 2015, largely due to a 49.6% decrease in the weighted average price of the Mexican crude oil basket, from U.S. $86.08 per barrel in 2014 to U.S. $43.39 per barrel in 2015. Duties and taxes represented 33.7% of total sales in 2015, as compared to 47.0% of total sales in 2014, partly because certain hydrocarbon extraction and exploration duties and taxes under the new tax regime are recognized under cost of sales, as described above. Prior to January 1, 2015, all of our duties and taxes were income-based taxes and were therefore recognized under the “taxes, duties and other” line item.

Net Income/Loss

In 2015, we had a net loss of Ps. 521.6 billion (U.S. $30.3 billion) from Ps. 1,166.4 billion in total sales, as compared to a net loss of Ps. 265.5 billion (U.S. $15.4 billion) from Ps. 1,586.7 billion in total sales in 2014. This increase in net loss was primarily explained by: (1) a Ps. 420.4 billion decrease in sales; (2) a Ps. 206.4 billion increase in impairment of fixed assets, which was mainly due to the decrease in future cash flows as a result of lower hydrocarbon prices; (3) a Ps. 154.4 billion foreign exchange loss; (4) a Ps. 37.0 billion decrease in other revenues, net; and (5) a Ps. 16.2 billion increase in financing costs, net. This increase was partially offset by a Ps. 352.8 billion decrease in taxes and duties and a Ps. 184.0 billion decrease in the net periodic cost of employee benefits following modifications to our pension regime.

Other Comprehensive Results

In 2015, we had a net gain of Ps. 89.1 billion in other comprehensive results, as compared to a net loss of Ps. 265.3 billion in 2014, primarily due to a decrease in the reserve for employee benefits that resulted from the increase in the discount rate used in the actuarial computation method from 6.98% in 2014 to 7.41% in 2015.

Results of Operations

Production

Set forth below are selected summary operating data relating to PEMEX.

	Year ended December 31,				Variation	%
	2014		2015
Operating Highlights
Production
Crude oil (tbpd)		2,428.8		2,266.8	(161.9)	(6.7)%
Natural gas (mmcfpd)		6,531.9		6,401.0	(130.9)	(2.0)%
Petroleum products (tbpd)		1,321.1		1,205.1	(116.0)	(8.8)%
Petrochemicals (tt)(1)		5,251.0		4,505.0	(746.0)	(14.2)%

Average crude oil exports (tbpd)(2)
Olmeca		91.2		124.2	33.0	36.2%
Isthmus		133.7		194.0	60.3	45.1%
Maya		917.3		854.2	(63.1)	(6.9)%
Total		1,142.2		1,172.5	30.2	2.6%

Value of crude oil exports (value in millions of U.S. dollars)(2)	U.S.$	35,638.5	U.S.$	18,524.4	(17,114.1)	(48.0)%

Average PEMEX crude oil export prices per barrel(3)
Olmeca	U.S.$	94.72	U.S.$	51.36	(43.36)	(45.0)%
Isthmus		94.09		48.78	(45.31)	(47.2)%
Maya		84.14		41.90	(42.24)	(50.6)%
Altamira		80.94		36.45	(44.49)	(55.0)%
Talam		36.74		33.37	(3.37)	(9.2)%
Weighted average price(4)		86.08		43.39	(42.69)	(49.6)%

West Texas Intermediate crude oil average price per barrel(5)	U.S.$	93.28	U.S.$	48.68	(44.60)	47.8%

Notes:	Numbers may not total due to rounding.
tbpd = thousands of barrels per day
mmcfpd = millions of cubic feet per day
tt = thousands of tons
(1)	Includes ethane and sulfur.
(2)	The volume and value of crude oil exports reflects customary adjustments by the PMI Group to reflect the percentage of water in each shipment as of December 31, 2015.
(3)	Average price during period indicated based on billed amounts.
(4)	On March 1, 2016 the weighted average price of PEMEX’s crude oil export mix was U.S. $27.67 per barrel.
(5)	On March 1, 2016 the West Texas Intermediate crude oil spot price was U.S. $34.42 per barrel.
Source:	Petróleos Mexicanos and the PMI Group.

Crude Oil Production

During 2015, crude oil production totaled 2,266.8 thousand barrels per day, a decrease of 161.9 thousand barrels per day, or 6.7%, as compared to 2014, primarily due to:

•	an 8.9% decrease in the production of heavy crude oil, primarily due to (1) an increase in the fractional water flow of wells in highly fractured deposits in the Cantarell business unit and (2) a natural decline in production at the fields located in the Cantarell business unit in the Northeastern Marine region;

•	a 7.5% decrease in the production of extra-light crude oil, primarily due to: (1) an increase in the fractional water flow of wells at the Pijije, Sen and Terra fields in the Samaria-Luna business unit of the Southern region; (2) a natural decline in production of fields of the Bellota-Jujo and Macuspana-Muspac projects in the Southern region; and (3) an increase in the fractional water flow with high salt concentration of wells at fields in the Macuspana-Muspac business unit; and

•	a 3.0% decrease in the production of light crude oil, primarily due to: (1) delays in production at the Abkatún-Pol-Chuc field as a result of the explosion that occurred at the Abkatún-A Permanente platform on April 1, 2015 (as described under “PEMEX’s Internal Monitoring” in the Form 6-K furnished to the SEC on January 25, 2016), despite the resumption of production at this field during the third quarter of 2015; (2) an 18.6% decrease due to the natural decline of production at fields in the Bellota-Jujo business unit; (3) a 9.9% decrease in production at the Samaria field of the Samaria-Luna business unit due to an increase in the fractional water flow; and (4) a natural decline in production of fields located in the Cantarell and Litoral de Tabasco business units.

This decrease in crude oil production was partially offset by a 36.6% increase in production at the Tsimin, Xux, Onel, Xanab, Chuhuk and Homol fields of the Southwestern Marine region and at the Kambesah field of the Northeastern Marine region and by the increase in production at the Xux field in the Southwestern Marine region that began production in June 2014.

Natural Gas Production

During 2015, natural gas production decreased by 2.0%, totaling 6,401 million cubic feet per day, primarily due to an 8.0% reduction in non-associated gas production during the period as a result of scheduled reductions in drilling activities and in the completion of wells in the Veracruz and Burgos business units of the Northern region, which decreased natural gas production in those areas by approximately 7.6%, and a 13.5% decrease in production in the Southern region.

Associated gas production represented 75% of our total production during 2015. Associated gas production remained nearly the same at 4,819 million cubic feet per day in 2014 and 4,825 million cubic feet per day in 2015.

Gas Flaring

During 2015, gas flaring increased by 190 million cubic feet per day, primarily due to the incident at the Abkatún-A Permanente platform and delays in the completion of works for gas utilization on marine rigs. As a result, natural gas use as a percentage of production was 92.1% during 2015, as compared to 95.7% in 2014.

Crude Oil Processing

During 2015, total crude oil processing totaled 1,065 thousand barrels per day, a 7.8% decrease as compared to 2014, primarily due to scheduled maintenance cycles, non-scheduled maintenance and overhaul works, as well as operational problems resulting from the quality of crude oil supplied by producing areas beginning towards the end of 2014 and lower scheduled crude oil processing derived from the optimization of the National Refining System (or the NRS).

The ratio of heavy crude oil to total crude oil processed by the NRS increased by 2.2% as part of an effort to take advantage of highly specialized equipment to convert residuals and maximize the yields of intermediate distillates.

During 2015, our usage of primary distillation capacity decreased by 5.0%, as compared to 2014, to 64.1% of our total capacity, due to the maintenance activities and overhaul works described above.

Production of Petroleum Products

During 2015, total petroleum products decreased by 8.8% as compared to 2014, as a result of (1) non-scheduled maintenance and overhaul works, (2) operational problems resulting from the quality of crude oil supplied by producing areas beginning in the last quarter of 2014, and (3) a reduction in the supply of gasoline production inputs due to preventive maintenance works at the continuous catalytic regeneration plant of the petrochemical complex Cangrejera. During 2015, ultra-low sulfur diesel and gasoline plants at the Cadereyta and Madero refineries, respectively, started operations.

During 2015, the NRS recorded a variable refining margin of U.S. $3.35 per barrel, as compared to a variable refining margin of U.S. $1.76 per barrel during 2014. This is broadly a result of taking advantage of intermediate streams, processing a heavier crude oil mix and better yields in intermediate distillates.

Natural Gas Processing

During 2015, natural gas processing decreased by 6.2%, as compared to 2014, primarily due to the decreased availability of sweet and sour wet gas from both the offshore and Southern region as a result of the incident at Abkatún in April 2015, as well as a natural decline in the production of mature fields. As a result, dry gas production decreased by 6.7%, or 242 million cubic feet per day, while natural gas liquids production decreased by 9.8%. Condensates processing decreased by 7.1%, primarily due to a decrease in the supply of sweet condensates in the Burgos region and sour condensates in the Southern region.

Petrochemicals Production

During 2015, production of petrochemical products totaled 4,505 thousand tons, a 14.2% decrease as compared to the 5,251 thousand tons produced in 2014. This decrease is primarily explained by:

•	a 375 thousand ton decrease in production in the methane derivatives chain due to decreased output of carbon dioxide and ammonia in response to the unscheduled maintenance of the Nohoch-Ciudad Pemex-Nuevo Pemex sour gas transportation system and a reduction in the supply of natural gas;

•	a 37 thousand ton decrease in production in the ethane derivatives chain, mainly due to maintenance and overhaul works;

•	a 13 thousand ton decrease in production in the propylene and derivatives chain, due to decreased availability of propylene as a result of programmed maintenance works at the Morelos’ ethylene plant; and

•	a 399 thousand ton decrease in production of other petrochemicals, primarily due to a decrease in production of sulfur, octane gasoline and raw materials to produce carbon black, and the cancellation of heptane production to focus on the production of hexane.

The decrease in the production of petrochemical products was partially offset by a 79 thousand ton increase in production in the aromatics and derivatives chain, primarily due to the increased production of high octane hydrocarbons as a result of higher demand from our Minatitlán refinery to increase production of high octane gasoline.

Crude Oil Exports

The volume of crude oil exports increased by 2.6%, from 1,142.2 thousand barrels per day in 2014 to 1,172.5 thousand barrels per day in 2015, mainly due to a 45.1% increase in the volume of exports of Isthmus crude oil and a 36.2% increase in Olmeca crude oil as a result of our strategy to diversify the presence of Mexican crude oil in the international market, which was offset by a 6.9% decrease in the volume of exports of Maya crude oil.

Consolidated Balance Sheet

Cash and Cash Equivalents

Petróleos Mexicanos generally maintains cash and cash equivalents in Mexican pesos and U.S. dollars—the two currencies in which it generates revenues from the domestic and international sales of its products. Petróleos Mexicanos also makes payments of various expenses and debt in those currencies.

At December 31, 2015, our cash and cash equivalents totaled Ps. 108.8 billion, as compared to Ps. 118.0 billion at December 31, 2014.

Current Assets and Liabilities

As of December 31, 2015, working capital was negative Ps. 171.6 billion, primarily as a result of a Ps. 31.6 billion decrease in accounts receivable, a Ps. 9.2 billion decrease in cash and cash equivalents, a Ps. 46.6 billion increase in the current portion of long term debt, and a Ps. 42.2 billion increase in liabilities associated with suppliers, which liabilities relate in part to the extension of payment terms with certain suppliers.

Property, Plant and Equipment

Property, plant and equipment decreased by 11.2%, from Ps. 1,783.4 billion in 2014 to Ps. 1,583.5 billion in 2015, primarily due to the Ps. 229.1 billion impairment of fixed assets recognized in 2015.

Indebtedness

During 2015, our total debt increased by 30.6%, from Ps. 1,143.2 billion at December 31, 2014 to Ps. 1,493.4 billion at December 31, 2015, primarily due to new financing activities and a foreign exchange loss.

At December 31, 2015 and as of the date of this report, we were not in default on any of our financing agreements.

Equity Structure

As of December 31, 2015, PEMEX recorded negative equity totaling Ps. 1,140.2 billion, as compared to negative equity of Ps. 767.7 billion as of December 31, 2014.

Liquidity and Capital Resources

Cash Flows from Operating, Financing and Investing Activities

During 2015, our net funds from operating activities totaled Ps. 37.5 billion, as compared to net funds from operating activities of Ps. 134.5 billion in 2014. During 2015, our net cash flows from financing activities totaled Ps. 185.0 billion, as compared to net cash flows of Ps. 117.1 billion used in financing activities in 2014. During 2015, we applied net cash flows of Ps. 237.3 billion to net investments in fixed assets, including exploration expenses, as compared to Ps. 230.6 billion in 2014.

Recent Financing Activities

During the period from January 1, 2016 to March 1, 2016, Petróleos Mexicanos participated in the following financing activities:

•	On January 28, 2016, subsidiaries of Pemex Fertilizers obtained loans for an aggregate amount of U.S. $635 million in connection with the acquisition of Grupo Fertinal, S.A. and the refinancing of its debt.

•	On February 4, 2016, Petróleos Mexicanos issued U.S. $5,000,000,000 of debt securities under its Medium-Term Notes Program, Series C, in three tranches: (i) U.S. $750,000,000 of its 5.500% Notes due 2019; (ii) U.S. $1,250,000,000 of its 6.375% Notes due 2021; and (iii) U.S. $3,000,000,000 of its 6.875% Notes due 2026. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services.

•	On February 5, 2016, Petróleos Mexicanos obtained a loan from a line of credit for Ps. 7,000,000,000 bearing interest at a floating rate linked to the Tasa de Interés Interbancaria de Equilibrio (Interbank Equilibrium Interest Rate) plus 0.55%, which matures on January 27, 2017.

PEMEX Corporate Matters

Business Overview

We continue to face an adverse environment from both supply and demand standpoints, particularly due to the reduction in our production of crude oil and the decline of international crude oil prices. These factors, as well as the strength of the U.S. dollar against other currencies, have negatively affected our results, including our liquidity, in spite of our maintenance of a relatively stable operating performance.

In connection with the preparation of the unaudited annual financial results as of and for the fiscal year ended December 31, 2015, we have carried out our impairment test to assess the carrying amounts of non-financial assets (other than inventories and deferred taxes), which has resulted in an impairment charge of Ps. 229.1 billion being recognized as of December 31, 2015. As with all results reported in this report, the results of this impairment test should be considered to be preliminary until we file our annual report on Form 20-F for the fiscal year ended December 31, 2015.

Actions Against the Illicit Market in Fuels

On January 12, 2016, the Ley Federal para Prevenir y Sancionar los Delitos Cometidos en Materia de Hidrocarburos (Federal Law Against Criminal Acts in Hydrocarbons Matters) was published in the Official Gazette of the Federation. Following the implementation of this law and coordinated civil and military actions, hydrocarbons theft decreased by 34.0%, from 628 thousand barrels in January 2015 to 414 thousand barrels in January 2016.

Internal Monitoring

On February 7, 2016, a fire erupted in the compression area of the Abkatún-A Permanente processing platform in the Southwestern Marine region of the Gulf of Mexico. As a result of the incident, three people died and six people were injured. As of the date of this report, the root-cause analysis to determine the primary cause of the fire is underway.

Directors, Senior Management and Employees

On March 4, 2016, the Board of Directors of Petróleos Mexicanos approved changes to our organizational structure to eliminate (i) the Corporate Office of Human Resources, whose functions will be taken over by the Corporate Office of Management and Services, and (ii) the Corporate Office of Research and Technologic Development, whose functions will be taken over by Pemex Exploration and Production. In addition, the Office of the Director General will reduce the size of the staff supporting this office by consolidating the office’s existing four support areas into a single area.

The Board of Directors of Petróleos Mexicanos also requested that management propose additional changes to the organizational structure of Petróleos Mexicanos and the subsidiary entities in connection with the 2016 budget adjustment approved on February 26, 2016. For more information on the 2016 budget adjustment, please see “Capital Expenditures and Investments—2016 Budget Adjustment” in this report.

The Board of Directors of Petróleos Mexicanos also approved the appointment of Mr. Carlos Alberto Treviño Medina as Corporate Director of Management and Services, replacing Mr. Victor Díaz Solis, and of Mr. Jorge Eduardo Kim Villatoro as General Counsel of Petróleos Mexicanos, replacing Mr. Marco Antonio de la Peña Sánchez. Mr. Kim Villatoro’s appointment becomes effective on March 16, 2016.

UNITED MEXICAN STATES

The information in this section with regard to Mexico has been included due to PEMEX’s relationship with the Mexican Government and has been derived from publicly available information published by, or on the websites of, the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission), Banco de México Banco (the Mexican central bank), the Ministry of Finance and Public Credit and the Instituto Nacional de Estadística y Geografía (INEGI).

The Economy

Gross Domestic Product

The following tables set forth the composition of Mexico’s real gross domestic product (GDP) by economic sector, in constant 2008 pesos and in percentage terms, for the periods indicated.

	Real GDP by Sector
	2010		2011		2012		2013		2014(1)		Third quarter 2015(1)(2) (annualized)
	(in billions of constant pesos)(3)
Primary activities:
Agriculture, forestry, fishing, hunting and livestock(4)	Ps.	386.1	Ps.	377.2	Ps.	405.3	Ps.	409.1	Ps.	426.8	Ps.	373.6
Secondary activities:
Mining		1,021.0		1,017.2		1,026.0		1,024.5		1,009.1		958.0
Utilities		267.4		286.0		292.1		293.6		317.7		353.2
Construction		975.5		1,015.1		1,040.0		990.3		1,010.2		1,061.3
Manufacturing		2,016.7		2,109.3		2,196.1		2,220.7		2,308.2		2,394.1
Tertiary activities:
Wholesale and retail trade		1,749.0		1,919.1		2,010.6		2,055.7		2,120.0		2,234.8
Transportation and warehousing		700.1		728.4		758.0		776.4		802.4		831.0
Mass media information		355.3		371.1		431.6		453.1		454.1		485.6
Finance and insurance		488.6		523.3		563.4		622.0		616.5		621.4
Real estate, rental and leasing		1,504.5		1,548.5		1,587.2		1,603.1		1,635.7		1,667.1
Professional, scientific and technical services		274.2		288.3		291.4		294.8		299.7		300.3
Management of companies and enterprises		71.8		74.4		80.8		79.4		85.1		95.5
Administrative support, waste management and remediation services		373.4		395.7		412.9		430.7		429.8		423.7
Education services		473.9		481.3		492.0		495.9		496.2		499.8
Health care and social assistance		254.9		260.3		265.9		267.4		265.9		272.5
Arts, entertainment and recreation		57.3		56.9		58.5		60.6		59.7		65.5
Accommodation and food services		255.9		259.8		273.9		279.0		287.0		308.9
Other services (except public administration)		256.7		261.5		270.0		275.8		280.0		291.3
Public administration		478.8		472.1		489.5		487.3		501.2		494.8

Gross value added at basic values		11,961.2		12,445.4		12,945.2		13,119.2		13,405.4		13,732.2
Taxes on products, net of subsidies		316.5		328.8		342.3		347.1		364.0		372.1

GDP	Ps.	12,277.7	Ps.	12,774.2	Ps.	13,287.5	Ps.	13,466.3	Ps.	13,769.3	Ps.	14,104.3

Note:	Numbers may not total due to rounding.
(1)	Preliminary figures. Further, nominal GDP figures for 2014 reflect the latest INEGI release of such figures on November 20, 2015.
(2)	Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four. The annualized data is included for comparison purposes only, and is not necessarily indicative of, and may vary materially from, performance for the full fiscal year.
(3)	Based on GDP calculated in constant 2008 pesos.
(4)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.
Source:	INEGI.

Real GDP Growth by Sector

(% change against prior years)(1)

	2010	2011	2012	2013	2014(2)	Third quarter 2015(2)(3) (annualized)
GDP (constant 2008 prices)	5.1%	4.0%	4.0%	1.3%	2.3%	2.6%
Primary activities:
Agriculture, forestry, fishing, hunting and livestock(4)	0.8	(2.3)	7.4	0.9	4.3	4.1
Secondary activities:
Mining	0.9	(0.4)	0.9	(0.1)	(1.5)	(5.6)
Utilities	4.5	6.9	2.1	0.5	8.2	3.8
Construction	0.8	4.1	2.5	(4.8)	2.0	3.5
Manufacturing	8.5	4.6	4.1	1.1	3.9	2.8
Tertiary activities:
Wholesale and retail trade	11.9	9.7	4.8	2.2	3.1	4.8
Transportation and warehousing	7.7	4.0	4.1	2.4	3.4	4.0
Mass media information	1.0	4.4	16.3	5.0	0.2	9.3

Finance and insurance	21.0	7.1	7.7	10.4	(0.9)	1.7
Real estate, rental and leasing	2.8	2.9	2.5	1.0	2.0	2.2
Professional, scientific and technical services	(0.1)	5.1	1.1	1.2	1.7	3.4
Management of companies and enterprises	5.3	3.5	8.6	(1.8)	7.2	0.1
Administrative support, waste management and remediation services	0.7	6.0	4.4	4.3	(0.2)	0.4
Education services	0.2	1.6	2.2	0.8	0.1	0.5
Health care and social assistance	(0.1)	2.1	2.1	0.6	(0.6)	0.9
Arts, entertainment and recreation	4.1	(0.7)	2.9	3.4	(1.5)	5.3
Accommodation and food services	1.9	1.5	5.4	1.8	2.9	7.1
Other services (except public administration)	1.0	1.9	3.3	2.1	1.6	1.4
Public administration	2.4	(1.4)	3.7	(0.5)	2.9	0.7

Note:	Numbers may not total due to rounding.
(1)	Based on GDP calculated in constant 2008 pesos.
(2)	Preliminary figures. Further, nominal GDP figures for 2014 reflect the latest INEGI release of such figures on November 20, 2015.
(3)	Annualized. Actual third quarter nominal GDP data has been annualized by multiplying it by four. The annualized data is included for comparison purposes only, and is not necessarily indicative of, and may vary materially from, performance for the full fiscal year.
(4)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.
Source:	INEGI.

According to preliminary figures, Mexico’s GDP increased by 2.6% in real terms during the third quarter of 2015, as compared to the same period of 2014. This increase was due to growth in real terms in all sectors, except the mining sector which decreased by 5.6% in real terms. As with all quarterly GDP figures released by INEGI, this GDP figure has been annualized by multiplying GDP for the third quarter by four. Quarterly real GDP data for the period presented is not necessarily indicative of performance for the full fiscal year.

Prices and Wages

Consumer inflation (as measured by the change in the national consumer price index) for the nine months ended September 30, 2015 was 2.5% in annualized terms, 1.7 percentage points lower than during the same period of 2014. This was due mainly to an annualized decrease in the prices of professional services and air transportation.

On January 7, 2016, INEGI published its inflation report for December 2015 indicating an annual consumer inflation rate of 2.1% for 2015, almost 2 percentage points lower than the annual consumer inflation rate for 2014. Despite a depreciation of the peso/dollar exchange rate, decreases in the prices of energy, commodities and telecommunications services contributed to the favorable change in the rate of inflation.

Mexico’s minimum wage is set by the Comisión Nacional de los Salarios Mínimos (National Minimum Wage Commission), which consists of representatives from the business and labor sectors and the Mexican Government. Between January 1, 2014 and January 1, 2015, the average minimum wage increased by 4.2%, from Ps. 65.58 per day to Ps. 68.33 per day. Additionally, in the period between January 1, 2015 and April 1, 2015, the average minimum wage increased by 1.4%, to Ps. 69.26 per day. On September 28, 2015 the National Minimum Wage Commission announced the standardization of the minimum wage across Mexico of Ps. 70.10 per day. On December 11, 2015, the minimum wage was increased by 4.2% to Ps. 73.04 per day.

Interest Rates

During 2015, interest rates on 28-day Cetes (Mexico’s Federal Treasury certificates) averaged 3.0%, as compared to 3.0% during 2014. Interest rates on 91-day Cetes averaged 3.1%, as compared to 3.1% during 2014.

On February 11, 2016, the 28-day Cetes rate was 3.2% and the 91-day Cetes rate was 3.4%.

Employment and Labor

According to preliminary figures, Mexico’s unemployment rate was 4.6% as of September 30, 2015, a 0.6 percentage point decrease from the rate during the same period of 2014.

As of September 30, 2015, the economically active population in Mexico older than fifteen years of age consisted of 53.2 million individuals, while the unemployed population in Mexico older than fifteen years of age consisted of 2.4 million individuals. The table below sets forth the total, as well as the percentage, of unemployed individuals in Mexico based on age and gender as of September 30, 2015:

Unemployed Population by Age and Gender

	Total	%	Men	%	Women	%

Total	2,445,263	100%	1,468,202	60.0%	977,061	40.0%

15-24 years	880,451	36.0%	492,500	33.5%	387,951	39.7%

25-44 years	1,130,412	46.2%	659,345	44.9%	471,067	48.2%

45-64 years	400,772	16.4%	287,126	19.6%	113,646	11.6%

65+ years	33,266	1.4%	28,996	2.0%	4,270	0.4%

Unspecified	362	0.0%	235	0.0%	127	0.0%

Source:	INEGI.

Unemployment has been, and continues to be, particularly widespread in rural areas, where, according to INEGI’s 2010 housing and population census, approximately 22.2% of the population resides. The following table sets forth the unemployment rate and the total unemployed population in Mexico by state as of December 31, 2015:

	Unemployment Rate %	Population
Aguascalientes	4.2	1,287,660
Baja California	3.6	3,484,150
Baja California Sur	4.2	763,929
Campeche	3.0	907,878
Coahuila	4.3	2,960,681
Colima	4.2	723,455
Chiapas	3.2	5,252,808
Chihuahua	3.3	3,710,129
Distrito Federal	5.2	8,854,600
Durango	3.9	1,764,726
Guanajuato	4.3	5,817,614
Guerrero	2.1	3,568,139
Hidalgo	3.1	2,878,369
Jalisco	4.3	7,931,267
México	5.7	16,870,388
Michoacán	3.1	4,596,499
Morelos	3.2	1,920,350
Nayarit	4.6	1,223,797
Nuevo León	3.8	5,085,848
Oaxaca	2.7	4,012,295
Puebla	3.0	6,193,836
Querétaro	4.6	2,004,472
Quintana Roo	3.7	1,574,824
San Luis Potosí	2.6	2,753,478
Sinaloa	4.3	2,984,571
Sonora	4.7	2,932,821
Tabasco	7.6	2,383,900
Tamaulipas	4.1	3,543,366
Tlaxcala	4.9	1,278,308
Veracruz	4.1	8,046,828
Yucatán	2.6	2,118,762
Zacatecas	3.6	1,576,068

Source:	INEGI and Consejo Nacional de Población (National Population Council)

The services sector employs the largest percentage of Mexico’s economically active population. The following table sets forth the percentage of Mexico’s economically active population by sector of the Mexican economy as of December 31, 2015:

Percentage
Services	42.1
Commerce	20.0
Manufacturing	15.7
Agriculture	13.5
Construction	7.5
Other	0.8
Unspecified	0.5

Source:	INEGI and National Population Council

A subset of the Mexican work force is unionized. Mexican labor legislation requires that collective bargaining agreements be renewed at least every two years (with wages subject to renegotiation annually) and places limitations on strikes. As of December 31, 2015, there were no strikes that affected the federal jurisdiction.

Principal Sectors of the Economy

Manufacturing

The following table sets forth the change in industrial manufacturing output by sector for the periods indicated.

Industrial Manufacturing Output Differential by Sector

(% change against prior years)(1)

	2010	2011(2)	2012(2)	2013(2)	2014(2)	First nine months of 2014(2)	First nine months of 2015(2)(3)
Food	1.7%	2.2%	2.6%	1.0%	0.5%	0.7%	1.7%
Beverage and tobacco products	0.6	4.6	2.6	(0.5)	4.7	4.6	4.8
Textile mills	10.9	(4.4)	3.1	(2.7)	(3.1)	(3.6)	2.0
Textile product mills	2.5	(2.9)	(0.1)	3.5	6.3	3.0	11.6
Apparel	4.6	0.2	(0.5)	3.3	(3.0)	(1.3)	5.7
Leather and allied products	7.7	(0.7)	3.5	(0.6)	(1.7)	(2.1)	2.0
Wood products	5.5	5.1	13.0	(2.2)	1.1	(0.2)	4.3
Paper	3.7	(0.8)	4.8	2.1	3.1	2.5	3.8
Printing and related support activities	10.0	4.2	(4.1)	(6.9)	(2.2)	(4.5)	0.6
Petroleum and coal products	(7.2)	(3.6)	1.1	3.3	(4.4)	(3.0)	(9.5)
Chemicals	(0.4)	(0.1)	(0.3)	0.8	(0.8)	(1.3)	(1.1)
Plastics and rubber products	13.5	6.7	9.0	(1.9)	5.3	4.9	4.6
Nonmetallic mineral products	4.7	3.7	2.3	(3.1)	2.0	0.8	5.4
Primary metals	12.4	4.3	3.8	0.4	8.8	9.6	(2.5)
Fabricated metal products	8.8	7.0	3.9	(3.3)	6.0	4.6	6.2
Machinery	47.2	13.3	5.5	1.0	(0.6)	0.2	(0.6)
Computers and electronic products	3.7	6.7	0.5	3.8	10.6	9.0	7.7
Electrical equipment, appliances and components	10.1	(1.1)	1.7	(2.0)	8.5	6.7	6.9
Transportation equipment	42.2	16.6	13.9	5.6	12.1	11.6	7.7
Furniture and related products	7.1	1.2	2.8	(6.0)	(1.8)	(5.0)	13.0
Miscellaneous	1.9	5.1	0.4	0.0	6.4	6.7	4.6
Total expansion/contraction	8.5	4.6	4.1	1.1	3.9	3.7	3.1

(1)	Percent change reflects differential in constant 2008 pesos.
(2)	Preliminary figures.
(3)	First nine months of 2015 results as compared to the corresponding period of 2014.
Source:	INEGI.

In comparison with the nominal changes reflected in the above table, the manufacturing sector expanded by 0.6% in real terms during the first nine months of 2015 (according to preliminary figures), as compared to the same period in 2014. This expansion was primarily due to a 10.5% increase in real terms in the furniture and related products sectors, as well as a 9.1% increase in real terms in the textile product sectors. However, some other manufacturing sectors contracted in real terms, such as the petroleum and coal products sector and the primary metals sector (which decreased 12.0% and 5.0% respectively, in real terms). In total, eight manufacturing sectors contracted during the first nine months of 2015, while thirteen sectors grew in the first nine months of 2015, as compared to the same period in 2014.

Agriculture

Sugar Industry

Due to an injunction granted on November 24, 2015 to the original owners of the five industrial sugar mills located in Veracruz and San Luis Potosí, the auction of those sugar mills was postponed to December 16, 2015, when the Servicio de Administración y Enajenación de Bienes (Assets Administration and Disposal Service) sold three sugar mills. The other two sugar mills were not sold because the agency did not receive bids for them. Their status is pending.

Financial System

Central Bank and Monetary Policy

The M1 money supply of Mexico consists of bills and coins held by the public, plus: (i) checking accounts denominated in local currency and foreign currency; (ii) interest-bearing deposits denominated in pesos and operated by debit cards; and (iii) savings and loan deposits.

At December 31, 2015, Mexico’s M1 money supply was 18.6% greater in real terms than the level at December 31, 2014. The amount of bills and coins held by the public was 19.4% greater in real terms than at December 31, 2014. In addition, the aggregate amount of checking account deposits denominated in pesos was 11.9% greater in real terms than at the same date in 2014.

At December 31, 2015, financial savings — defined as the difference between the monetary aggregate M4 and bills and coins held by the public — were 7.0% greater in real terms than financial savings at December 31, 2014. Savings generated by Mexican residents increased by 10.0% and savings generated by non-residents increased by 1.3%, both in real terms, as compared to the same period of 2014.

At December 31, 2015, the monetary base totaled Ps. 1,241.7 billion, a 16.8% nominal increase from the level of Ps. 1,062.9 billion at December 31, 2014, due to a 17.2% nominal increase in the amount of bills and coins held by the public and a 9.8% nominal increase in checking account deposits. This increase was caused, in part, by fiscal reforms and the temporary effects of local campaigns and elections.

The Securities Markets

The Bolsa Mexicana de Valores (Mexican Stock Exchange) publishes the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC) based on a group of the 35 most actively traded shares.

At February 11, 2016, the IPC stood at 42,359.3 points, representing a 1.44% decrease from the level at December 31, 2015.

Banking Supervision and Support

At December 31, 2015, the total loan portfolio of the banking system was 15.9% greater in real terms than the total loan portfolio at December 31, 2014.

According to preliminary figures, at December 31, 2015, the total amount of past-due commercial bank loans (excluding those banks undergoing government intervention and those in special situations) was Ps. 85.4 billion, as compared to Ps. 91.3 billion at December 31, 2014. Moreover, the past-due loan ratio of commercial banks was 2.3%, as compared to a ratio of 2.8% at December 31, 2014. The amount of loan loss reserves held by commercial banks at December 31, 2015 totaled Ps. 114.4 billion, as compared to Ps. 115.6 billion at December 31, 2014. As a result, commercial banks had reserves covering 134.0% of their past-due loans, well exceeding the minimum reserve level of 10.5%.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during 2015, Mexico registered a trade deficit of U.S. $14.5 billion, as compared to a trade deficit of U.S. $2.8 billion during 2014. This was caused mainly by a reduction in oil products exports. In particular, exports increased or decreased as follows, each as compared to 2014:

•	petroleum exports decreased by 45.0%;

•	non-petroleum exports increased by 0.8%;

•	merchandise exports decreased by 4.1%, to U.S. $380.8 billion, as compared to U.S. $397.1 billion during 2014; and

•	exports of manufactured goods (which represented 89.3% of total merchandise exports) increased by 0.8%.

According to preliminary figures, during 2015, total imports decreased by 1.2%, to U.S. $395.2 billion, as compared to U.S. $400.0 billion during 2014. In particular, imports increased or decreased as follows, each as compared to 2014:

•	imports of intermediate goods decreased by 1.6%;

•	imports of capital goods increased by 5.2%; and

•	imports of consumer goods decreased by 3.5%.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated below.

Exports and Imports

	2010	2011	2012	2013	2014(1)	2015(1)
	(in millions of U.S. dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	$41,693	$56,443	$52,956	$49,482	$42,586	$23,432
Crude oil	35,919	49,381	46,852	42,712	35,855	18,779
Other	5,775	7,063	6,103	6,770	6,731	4,653
Non-oil products	256,780	292,990	317,814	330,534	354,542	357,340
Agricultural	8,610	10,309	10,914	11,246	12,181	12,858
Mining	2,424	4,063	4,906	4,714	5,064	4,505
Manufactured goods(2)	245,745	278,617	301,993	314,573	337,297	339,977

Total merchandise exports	298,473	349,433	370,770	380,015	397,129	380,772
Merchandise imports (f.o.b.)
Consumer goods	41,423	51,790	54,272	57,329	58,299	56,279
Intermediate goods(2)	229,812	264,020	277,911	284,823	302,031	297,253
Capital goods	30,247	35,032	38,568	39,057	39,647	41,700

Total merchandise imports	301,482	350,843	370,752	381,210	399,977	395,232

Trade balance	$(3,009)	$(1,410)	$18	$(1,195)	$(2,849)	$(14,460)

Average price of Mexican oil mix(3)	$72.46	$101.13	$101.96	$98.44	$86.00	$43.3

Note:	Numbers may not total due to rounding.
(1)	Preliminary figures.
(2)	Includes the maquiladora (or the in-bond industry).
(3)	In U.S. dollars per barrel.
Source:	Banco de México / PEMEX.

Balance of International Payments

According to preliminary figures, during the first nine months of 2015, Mexico’s current account registered a deficit of 2.2% of GDP, or U.S. $24.7 billion, as compared to a deficit of U.S. $18.9 billion for the same period of 2014, which was mainly due to a reduction in merchandise exports. The capital account registered a surplus of U.S. $32.5 billion during the first nine months of 2015, as compared to a surplus of U.S. $38.3 billion during the same period of 2014. Foreign investment in Mexico totaled U.S. $28.7 billion during the first nine months of 2015 and was composed of direct foreign investment inflows totaling U.S. $21.6 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $7.1 billion.

At February 5, 2016, Banco de México’s international reserves totaled U.S. $175.0 billion, a decrease of U.S. $1.8 billion as compared to international reserves at December 31, 2015. At February 5, 2016, Banco de México’s net international assets totaled U.S. $181.1 billion, an increase of U.S. $3.5 billion from the amount at December 31, 2015.

The following table sets forth Mexico’s balance of payments for the periods indicated:

		Balance of Payments(1)
	2010	2011	2012	2013	2014	First nine months of 2014	First nine months of 2015(2)
		(in millions of U.S. dollars)
I. Current account(3)	$(4,854)	$(13,220)	$(15,923)	$(29,680)	$(24,036)	$(18,896)	$(24,741)
Credits	346,529	399,306	423,510	434,891	454,002	337,477	326,255
Merchandise exports (f.o.b.)	298,473	349,433	370,770	380,015	397,129	293,749	284,631

Non-factor services	15,621	16,153	16,817	20,908	21,824	16,045	17,439
Tourism	11,992	11,869	12,739	13,949	16,208	11,997	12,975
Others	3,629	4,284	4,078	6,959	5,615	4,048	4,464
Factor services	10,812	10,569	13,154	11,320	11,024	9,807	5,234
Interest	3,388	3,475	2,671	2,391	2,309	1,713	1,792
Others	7,424	7,094	10,483	8,929	8,715	8,094	3,442
Transfers	21,623	23,152	22,768	22,649	24,026	17,876	18,951
Debits	351,383	412,527	439,432	464,571	478,038	356,373	350,996
Merchandise imports (f.o.b.)	301,482	350,843	370,752	381,210	399,977	295,768	295,153
Non-factor services	25,565	30,289	30,277	31,377	33,673	25,007	24,615
Insurance and freight	8,723	10,225	9,726	9,755	11,604	8,637	7,562
Tourism	7,255	7,832	8,449	9,122	9,606	6,890	7,354
Others	9,587	12,232	12,103	12,499	12,464	9,481	9,699
Factor services	24,250	31,217	38,194	50,988	43,277	34,756	30,533
Interest	14,023	17,791	20,418	23,372	25,659	17,924	18,107
Others	10,227	13,426	17,776	27,617	17,618	16,832	12,427
Transfers	86	178	209	995	1,111	841	695
II. Capital account	49,841	53,648	56,263	66,278	59,597	38,269	32,498
Liabilities	95,734	64,377	90,302	108,925	88,310	65,818	41,988
Loans and deposits	46,034	15,929	14,055	42,725	35,274	28,482	13,309
Development banks	648	(283)	398	426	870	188	359
Commercial banks	29,323	(953)	(3,206)	15,112	8,156	4,477	(3,732)
U.S. Federal Reserve swap facility	(3,221)	—	—	—	—	—	—
Non-financial public sector	13,021	5,910	8,397	8,204	15,219	13,186	16,147
Non-financial private sector	6,263	11,255	8,467	18,982	11,029	10,631	536
PIDIREGAS(4)	—	—	—	—	—	—	—
Foreign investment	49,701	48,447	76,248	66,200	53,036	37,336	28,679
Direct	26,200	23,362	19,731	45,170	25,141	18,242	21,586
Portfolio	23,500	25,086	56,517	21,030	27,896	19,094	7,093
Equity securities	373	(6,566)	9,877	(943)	4,833	5,888	4,563
Debt securities	23,127	31,651	46,640	21,973	23,062	13,207	2,530
Assets	(45,893)	(10,728)	(34,039)	(42,647)	(28,713)	(27,549)	(9,490)
III. Errors and omissions	(22,308)	(11,990)	(19,618)	(18,953)	(17,997)	(4,953)	(18,898)
IV. Change in net international reserves(5)	22,759	28,879	21,040	13,006	16,717	14,062	(12,835)

Note:	Numbers may not total due to rounding.
(1)	Figures for all years remain subject to quarterly review by Banco de México and are subject to change.
(2)	Preliminary figures.
(3)	Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.
(4)	As of January 1, 2009, external financing of long-term infrastructure projects (PIDIREGAS) is recorded as non-financial public sector indebtedness.
(5)	The sum of items I, II and III does not equal item IV because purchases and sales of gold and silver, as well as adjustments in their value, are not reflected in items I, II and III.
Source:	Banco de México.

On November 7, 2014, Banco de México’s Foreign Exchange Commission submitted a request to the International Monetary Fund (IMF) for an advanced renewal and amendment of Mexico’s Flexible Credit Line (FCL) with the IMF. This request would extend the term of the credit line another two years. On November 26, 2014, the IMF granted this request. Additionally, on November 23, 2015, the Executive Board of the IMF completed its annual review of Mexico’s qualification for the arrangement under the FCL and reaffirmed Mexico’s continued qualification to access FCL resources.

As of November 23, 2015, the amount available under Mexico’s credit line with the IMF was approximately U.S. $65.1 billion. As of the date of this report, no amounts have been disbursed under this credit line.

Direct Foreign Investment in Mexico

According to preliminary figures, during the first nine months of 2015, net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $28.7 billion, as compared to U.S. $37.3 billion during the same period in 2014, and was composed of direct foreign investment of U.S. $21.6 billion and net foreign portfolio investment inflows of U.S. $7.1 billion, as compared to U.S. $18.2 billion and U.S. $19.1 billion during the same period in 2014, respectively. The increase in foreign direct investment was due to an increase in new investments, which offset a decrease in reinvestments. The decrease in portfolio investment inflows was mainly due to a decrease in the stock and money market accounts and a reduction in securities issued abroad.

Public Finance

Revenues and Expenditures

In nominal pesos and according to preliminary figures, the public sector balance registered a deficit of Ps. 637.6 billion (including physical investment expenditures by PEMEX) during 2015. This deficit was Ps. 543.1 billion during 2014. The public sector balance registered a deficit of Ps. 490.8 billion (excluding physical investment expenditures by PEMEX), as compared to a Ps. 410.4 billion deficit registered for the same period of 2014.

In nominal pesos and according to preliminary figures, including physical investment expenditures by PEMEX, the total primary balance registered a deficit of Ps. 217.6 billion during 2015, 13.4% lower in nominal terms than during 2014.

According to preliminary figures, during 2015, public sector budgetary revenues amounted to Ps. 4,264.6 billion in nominal pesos, 4.8% greater in real terms as compared to 2014. During 2015, revenues have increased or decreased as follows, each in real terms and as compared to 2014:

•	crude oil revenues decreased by 32.5%;

•	non-oil tax revenues increased by 28.2%; and

•	non-tax PEMEX revenues (as a percentage of total public sector budgetary revenues) decreased by 1.1 percentage points, to 10.0%, as compared to approximately 11.1% in 2014.

According to preliminary figures, during 2015, net public sector budgetary expenditures increased by 5.8% in real terms as compared to 2014. Net public sector budgetary programmable expenditures (excluding physical investment by PEMEX) increased by 7.0% in real terms as compared to 2014. During 2015, the financial cost of public sector debt increased by 15.4% in real terms as compared to 2014.

The following indicates the remaining amounts in various stabilization funds as of December 31, 2015:

•	the Fondo de Estabilización de los Ingresos Presupuestarios (Budgetary Income Stabilization Fund, formerly known as Oil Revenues Stabilization Fund) totaled Ps. 16.6 billion;

•	the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 4.8 billion; and

•	the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) and the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) did not have any remaining funds.

2016 Budget

On September 8, 2015, the President of Mexico submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2016 (Federal Revenue Law for 2016, or the 2016 Revenue Law) and the proposed Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2016 (Federal Expenditure Budget for 2016, or the 2016 Expenditure Budget) to the Congreso de la Unión (Congress) for its approval. The 2016 Revenue Law was approved by the Senate on October 29, 2015, and the 2016 Expenditure Budget was approved by the Chamber of Deputies on November 13, 2015. They were published in the Official Gazette of the Federation on November 18, 2015, and November 27, 2015, respectively. We refer to these two bills together as Mexico’s 2016 budget (the 2016 Budget).

If certain conditions are met, the Federal Law for Budget and Fiscal Accountability authorizes the executive branch, acting through the Ministry of Finance and Public Credit, to approve additional expenditures above those adopted by the 2016 Expenditure Budget. Those expenditures could be approved if the budgetary balance is not negatively affected and if they would not increase a budgetary deficit.

A new provision of the Federal Law of Budget and Fiscal Accountability (article 19 Bis, which became effective on January 1, 2016), sets forth the obligation of the Mexican Government to use Banco de México’s operational surplus as follows: i) not less than 70% to pre-pay previously assumed public debt or to reduce the current year’s financing needs and ii) the remainder to strengthen the Budget Income Stabilization Fund, or to acquire assets to improve the Mexican Government’s financial position.

The 2016 Budget provides for a public sector budget deficit excluding physical investments by PEMEX of 0.5% of GDP. Including PEMEX’s physical investment program, the 2016 Budget provides for a public sector budget deficit of 3.0% of GDP. The 2016 Budget contemplates public sector budgetary revenues totaling Ps. 4,763.9 billion, a 1.6% decrease in real terms as compared to public sector budgetary revenues estimated for Mexico’s 2015 budget (the 2015 Budget). The 2016 Budget estimates are based on an assumed weighted average Mexican crude oil export price of U.S. $50.00 per barrel and an estimated volume of oil exports of 1.1 million barrels per day. Oil revenues are estimated at Ps. 884.4 billion in nominal pesos, a 28.3% decrease in real terms as compared to the estimated amount for the 2015 Budget. In addition, approved non-oil revenues are Ps. 3,270.2 billion, a 12.2% increase as compared to the estimated amount for the 2015 Budget. Finally, projected non-oil tax revenues also increased by 18.7% in real terms as compared to the amount approved for the 2015 Budget.

The 2016 Expenditure Budget provides for a total of Ps. 4,285.6 billion in expenditures (excluding estimated physical investment expenditures by PEMEX totaling Ps. 478.2 billion), a 14.2% decrease in real terms as compared to the amount approved in the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2015 (Federal Expenditure Budget for 2015, or the 2015 Expenditure Budget). Estimated budget expenditures include the following:

•	Ps. 132.2 billion (2.8% of total budgetary programmable expenditures) on health and social security;

•	Ps. 303.0 billion (6.4% of total budgetary programmable expenditures) on education;

•	Ps. 20.6 billion (0.4% of total budgetary programmable expenditures) on housing and community development;

•	Ps. 357.4 billion for servicing the debt of the Mexican Government, including servicing the debt of the Instituto para la Protección al Ahorro Bancario (Bank Savings Protection Institute, or IPAB); and

•	Ps. 84.4 billion for servicing the debt of the Comisión Federal de Electricidad (Federal Electricity Commission) and PEMEX.

The 2016 Budget authorizes the Mexican Government to incur net domestic debt in the amount of Ps. 535.0 billion in nominal pesos, or 2.8% of GDP. The 2016 Budget also authorizes the Mexican Government to incur an additional U.S. $6.0 billion in external indebtedness, which includes financing from international financial organizations.

On November 18, 2015, amendments to several laws were published, along with the 2016 Budget. Those amendments include the following:

•	Asset acceleration deduction: companies that realize capital investments in areas such as road and transportation infrastructure, energy production and energy distribution will be eligible for accelerated deduction in 2016 and 2017.

•	Repatriation of funds: individuals and companies that had investments abroad until December 2014 and that did not report such investments to the Mexican tax authority will have the option to repatriate their investments and their earnings during the first six months of 2016 without penalties, adjustments or late fees. In addition, individuals and companies availing themselves of this repatriation of funds program will only be obligated to pay income tax based on the current year, provided that such payment is made within fifteen days of the repatriation and those funds are reinvested in specified activities or used for debt payments, among other conditions. This incentive came about as a result of a bilateral agreement between the Internal Revenue Service of the United States of America and the Servicio de Administracíon Tributaria (Tax Management Service, or SAT), which provides for the exchange of information with respect to accounts held abroad by either Mexican or American residents.

•	Products and services: taxes on gasoline will be fixed and then updated on an annual basis.

•	Capitalization rules: an exemption from thin capitalization rules will be allowed for debt contracted with the purpose of making capital expenditures for electricity generation.

The table below sets forth the budgetary results for 2014, as well as the first nine months of 2015. It also sets forth the assumptions and targets underlying Mexico’s 2015 Budget and 2016 Budget.

2014 and First Nine Months of 2015 Results; 2015 Budget and 2016 Budget Assumptions and Targets

	2014 Results(1)	First nine months of 2014 Results(1)	2015 Budget(2)	First nine months of 2015 Results(1)	2016 Budget(5)
Real GDP growth (%)	2.3%	2.1%	3.7%	2.5%	3.1	%(6)
Increase in the national consumer price index (%)	4.1%	2.2%	3.0%	0.6%	3.0%
Average export price of Mexican oil mix (U.S. $/barrel)	$86.00	$93.21	$82.00 (3)	$46.37	$50.00
Average exchange rate (Ps./$1.00)	13.3	13.1	13.0	15.6	16.4
Average rate on 28-day Cetes (%)	3.0%	3.0%	3.5%	3.0%	4.5%
Public sector balance as % of GDP(4)	(3.8)%	(3.0)%	(3.5)%	(3.1)%	n.a.
Primary balance as % of GDP(4)	(1.3)%	(1.4)%	(1.3)%	(1.3)%	(0.6)%
Current account deficit as % of GDP	(2.4)%	(1.8)%	(2.0)%	(2.8)%	(2.6)%

n.a. =	Not available.
(1)	Preliminary figures.
(2)	2015 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2015 (General Economic Policy Guidelines for 2015) and in the Programa Económico 2015 (Economic Program for 2015). These figures do not reflect actual results for the year or updated estimates of Mexico’s 2015 economic results.
(3)	The Mexican Government entered into hedging agreements to protect against the effects of a potential decline in oil prices with respect to the level that was assumed in the 2015 Revenue Law. Therefore, the approved expenditures level should not be affected if the weighted average price of crude oil exported by PEMEX for the year falls below the price assumed in the 2015 Budget.
(4)	Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and recognition as public sector debt of certain PIDIREGAS obligations.
(5)	2016 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2016 (General Economic Policy Guidelines for 2016) and in the Programa Económico 2016 (Economic Program for 2016), as modified by the 2016 Budget adopted by the Congress.
(6)	Represents the median of the estimated range of real GDP growth (2.6% to 3.6%).
Source:	Ministry of Finance and Public Credit.

This discussion of the 2016 Budget includes forward-looking statements, which involve inherent risks and uncertainties. Actual results could vary materially from the statements herein. For more information on forward-looking statements, please see “Forward-Looking Statements” in this report.

Public Debt

Internal Public Debt

According to preliminary figures, at December 31, 2015, the Mexican Government’s net internal debt totaled Ps. 4,814.1 billion, an 11.3% increase in nominal terms as compared to Ps. 4,324.1 billion outstanding at December 31, 2014. This debt figure includes the Ps. 153.8 billion liability associated with social security under the ISSSTE Law. The net internal debt of the public sector, on the other hand, totaled Ps. 5,379.9 billion according to preliminary figures, a 12.0% increase in nominal terms as compared to the Ps. 4,804.3 billion outstanding at December 31, 2014.

According to preliminary figures, at December 31, 2015, the Mexican Government’s gross internal debt totaled Ps. 5,074.0 billion, an 11.6% increase in nominal terms as compared to Ps. 4,546.6 billion outstanding at December 31, 2014. Of the total gross internal debt of the Mexican Government at December 31, 2015, Ps. 490.6 billion represented short-term debt, as compared to Ps. 520.8 billion at the end of 2014, and Ps. 4,583.4 billion represented long-term debt, as compared to Ps. 4,025.8 billion at the end of 2014. The gross internal debt of the public sector, on the other hand, totaled Ps. 5,639.5 billion at December 31, 2015 according to preliminary figures, an 11.7% increase in nominal terms as compared to Ps. 5,049.5 billion outstanding at December 31, 2014.

According to preliminary figures, at December 31, 2015, the Mexican Government’s financing costs on its internal debt totaled Ps. 262.4 billion, representing an 6.9% nominal increase as compared to its financing costs of Ps. 245.4 billion, during the same period of 2014.

As of December 31, 2015, the average maturity of the Mexican Government’s internal debt remained at eight years.

The following table summarizes the net internal debt of the Mexican Government at each of the dates indicated.

Net Internal Debt of the Mexican Government(1)

				At December 31,
	2010			2011			2012			2013			2014			2015(2)
				(in billions of pesos, except percentages)
Gross Debt
Mexican Government Securities
	Ps.	2,553.9	88.4%	Ps.	2,882.8	90.2%	Ps.	3,257.8	91.1%	Ps.	3,734.1	91.9%	Ps.	4,223.3	92.9%	Ps.	4,701.2	92.7%
Cetes		394.0	13.6		456.6	14.3		531.3	14.9		635.6	15.6		678.7	14.9		655.8	12.9
Floating Rate Bonds		183.1	6.3		202.5	6.3		200.4	5.6		216.6	5.3		232.6	5.1		296.5	5.8
Inflation-Linked Bonds		530.1	18.4		642.1	20.1		747.2	20.9		888.7	21.9		1,011.1	22.2		1,196.6	23.6
Fixed Rate Bonds		1,446.8	50.1		1,581.6	49.5		1,777.9	49.7		1,989.6	49.0		2,295.8	50.5		2,546.2	50.2
STRIPS of Udibonos		—	—		—	—		1.0	0.0		3.6	0.1		5.1	0.1		6.1	0.1
Other(3)		334.4	11.6		314.9	9.8		317.6	8.9		329.1	8.1		323.3	7.1		372.8	7.3

Total Gross Debt	Ps.	2,888.3	100.0%	Ps.	3,197.7	100.0%	Ps.	3,575.3	100.0%	Ps.	4,063.2	100.0%	Ps.	4,546.6	100.0%	Ps.	5,074.0	100.0%

Net Debt
Financial Assets(4)		(79.4)			(85.6)			(74.2)			(169.3)			(222.5)			(259.9)

Total Net Debt	Ps.	2,808.9		Ps.	3,112.1		Ps.	3,501.1		Ps.	3,893.9		Ps.	4,324.1		Ps.	4,814.1

Gross Internal Debt/GDP		20.6%			20.5%			22.1%			24.2%			25.4%			26.9%
Net Internal Debt/GDP		20.1%			19.9%			21.6%			23.2%			24.1%			25.5%

Note:	Numbers may not total due to rounding.
(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria (none of which are outstanding since December 31, 2011). This is because the securities do not increase the Mexican Government’s overall level of internal debt. Banco de México must reimburse the Mexican Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Mexican Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Mexican Government’s figure for net internal debt.
(2)	Preliminary figures.
(3)	Includes Ps. 103.0 billion for 2010, Ps. 171.9 billion for 2011, Ps. 169.0 billion for 2012, Ps. 165.5 billion for 2013, Ps. 161.5 billion for 2014 and Ps. 153.8 billion for 2015 in liabilities associated with social security under the ISSSTE Law. This figure also includes Ps. 50 billion for Pemex’s promissory note regarding the pension liability reduction.
(4)	Includes the net balance (denominated in pesos) of the Federal Treasury’s General Account in Banco de México.
Source:	Ministry of Finance and Public Credit.

External Public Debt

According to preliminary figures, at December 31, 2015, outstanding gross public sector external debt totaled U.S. $162.2 billion, an approximate U.S. $14.5 million increase from the U.S. $147.7 billion outstanding at the end of 2014. Of this amount, U.S. $159.1 billion represented long-term debt and U.S. $3.2 billion represented short-term debt. Overall, total public debt (gross external debt plus net internal public sector debt) represented approximately 43.2% of nominal GDP, an increase of 4.6 percentage points from the end of 2014.

The following tables set forth a summary of Mexico’s external public debt, including a breakdown of such debt by currency, net external public sector debt, the Mexican Government’s gross external debt, the Mexican Government’s net external debt and the Mexican Government’s net debt.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Mexican Government		Long-Term Debt of Budget- Controlled Agencies		Other Long- Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short-Term Debt
	(in millions of U.S. dollars)
At December 31,
2010	U.S.$	56,168	U.S.$	45,536	U.S.$	6,385	U.S.$	108,089	U.S.$	2,339	U.S.$	110,428
2011		60,590		47,436		5,625		113,651		2,769		116,420
2012		66,912		50,063		5,626		122,601		3,125		125,726
2013		71,817		53,358		5,734		130,909		3,527		134,436
2014		78,379		58,863		5,627		142,869		4,797		147,666
2015(3)		82,493		69,621		6,943		159,057		3,152		162,209

By Currency(4)

	At December 31,
	2010			2011			2012			2013			2014			2015(3)
	(in millions of U.S. dollars, except for percentages)

U.S. Dollars	U.S.$	90,882	82.3%	U.S.$	97,048	83.4%	U.S.$	105,836	84.2%	U.S.$	111,647	83.0%	U.S.$	121,927	82.6%	U.S.$	131,702	81.2%
Japanese Yen		6,864	6.2		6,793	5.8		6,847	5.4		5,519	4.1		5,058	3.4		4,857	3.0
Swiss Francs		953	0.9		910	0.8		961	0.8		969	0.7		401	0.3		1,011	0.6
Pounds Sterling		1,920	1.7		1,906	1.6		1,993	1.6		1,369	1.0		2,848	1.9		2,694	1.7
Euro		9,421	8.5		9,377	8.1		9,530	7.6		11,489	8.5		13,986	9.5		18,834	11.6
Others		389	0.4		385	0.3		558	0.4		3,443	2.6		3,445	2.3		3,113	1.9

Total	U.S.$	110,428	100.0%	U.S.$	116,420	100.0%	U.S.$	125,726	100.0%	U.S.$	134,436	100.0%	U.S.$	147,666	100.0%	U.S.$	162,209	100.0%

Net External Debt of the Public Sector

	At December 31,
	2010		2011		2012		2013		2014		2015(3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	104,679.1	U.S.$	113,631.6	U.S.$	121,659.0	U.S.$	130,949.7	U.S.$	145,617.4	U.S.$	161,609.5
Gross External Debt/GDP		9.8%		10.4%		10.1%		10.5%		12.1%		14.8%
Net External Debt/GDP		9.2%		10.12%		9.8%		10.2%		12.0%		14.7%

Gross External Debt of the Mexican Government

	At December 31,
	2010			2011			2012			2013			2014			2015(3)
	(in millions of U.S. dollars, except for percentages)

U.S. dollars	U.S.$	47,869	83.7%	U.S.$	51,704	84.3%	U.S.$	57,465	85.2%	U.S.$	62,285	86.3%	U.S.$	65,127	82.9%	U.S.$	66,298	80.3%
Japanese yen		3,756	6.6		3,933	6.4		4,433	6.6		3,643	5.0		3,686	4.7		3,672	4.4
Swiss francs		269	0.5		267	0.4		—	—		—	—		—	—		—	—
Pounds sterling		746	1.3		741	1.2		774	1.1		789	1.1		2,302	2.9		2,177	2.6
Euros		4,537	7.9		4,694	7.7		4,771	7.1		5,447	7.6		7,437	9.5		10,422	12.6
Others		9	0.0		14	0.0		18	0.0		16	0.0		20	0.0		19	0.0

Total	U.S.$	57,187	100.0%	U.S.$	61,352	100.0%	U.S.$	67,461	100.0%	U.S.$	72,180	100.0%	U.S.$	78,573	100.0%	U.S.$	82,588	100.0%

Net External Debt of the Mexican Government

	At December 31,
	2010		2011		2012		2013		2014		2015(3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	52,339.0	U.S.$	59,642.5	U.S.$	66,016.5	U.S.$	69,910.4	U.S.$	77,352.4	U.S.$	82,320.3

Gross External Debt/GDP		5.1%		5.5%		5.4%		5.6%		6.4%		7.5%
Net External Debt/GDP		4.6%		5.4%		5.3%		5.5%		6.3%		7.5%

Net Debt of the Mexican Government

	At December 31,
	2010	2011	2012	2013	2014	2015(3)
External Debt	18.7%	21.1%	19.7%	19.0%	20.8%	22.7%
Internal Debt	81.3%	78.9%	80.3%	81.0%	79.2%	77.3%

Note:	Numbers may not total due to rounding.
(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which were outstanding as of July 31, 2015) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled. Banco de México’s reserves are not subtracted from gross debt.
(2)	Includes development banks’ debt and the debt of other administratively-controlled agencies whose finances are consolidated with those of the Mexican Government.
(3)	Preliminary figures.
(4)	Adjusted to reflect the effect of currency swaps.
Source:	Ministry of Finance and Public Credit.

ANNEX

Unaudited Consolidated Statements of Financial Position(1)

	As of December 31,
	2014	2015	2015
	(Millions of pesos)		(Millions of U.S.$)
Total assets	Ps. 2,128,368.3	Ps. 1,966,692.7	U.S.$	114,299.4
Current assets	283,912.7	270,738.9		15,734.7
Cash and cash equivalents	117,988.5	108,778.1		6,321.9
Accounts, notes receivable and other	114,423.0	82,859.9		4,815.6
Inventories	49,938.7	44,286.0		2,573.8
Available for sale financial assets	0.0	33,213.8		1,930.3
Derivative financial instruments	1,562.6	1,601.1		93.0
Investments available for sale
Permanent investments in shares of associates	22,014.8	24,525.9		1,425.4
Property, plant, and equipment	1,783,374.1	1,583,531.6		92,031.0
Deferred taxes	4,142.6	1,231.9		71.6
Restricted Cash	6,884.2	9,246.8		537.4
Available for sale financial assets	5,414.6	3,944.7		229.3
Other assets	22,625.3	73,473.0		4,270.1
Total liabilities	Ps. 2,896,089.1	Ps. 3,106,946.8	U.S.$	180,568.2
Current liabilities	334,159.3	442,339.7		25,707.7
Short-term financial debt	145,866.2	192,508.7		11,188.1
Suppliers	116,178.3	158,371.1		9,204.1
Accounts and accrued expenses payable	12,235.0	12,720.7		739.3
Derivative Financial Instruments	17,459.7	27,300.7		1,586.6
Taxes and duties payable	42,420.1	51,438.4		2,989.5
Long-term liabilities	2,561,929.8	2,664,607.1		154,860.5
Long-term financial debt	997,384.3	1,300,873.2		75,603.6
Employee benefits	1,474,088.5	1,279,385.4		74,354.8
Provision for diverse credits	78,422.9	73,185.8		4,253.4
Other liabilities	7,718.1	8,978.9		521.8
Deferred taxes	4,315.9	2,183.9		126.9
Total equity	(767,720.9)	(1,140,254.1)		(66,268.8)
Controlling interest	(768,065.7)	(1,140,507.4)		(66,283.5)
Certificates of contribution “A”	134,604.8	194,604.8		11,310.0
Federal Government Contributions	43,730.6	43,730.6		2,541.5
Legal Reserve	1,002.1	1,002.1		58.2
Comprehensive accumulated results	(394,594.5)	(305,561.9)		(17,758.5)
Retained earnings (accumulated losses)	(552,808.7)	(1,074,283.1)		(62,434.7)
From prior years	(287,605.5)	(552,808.8)		(32,127.9)
For the year	(265,203.2)	(521,474.3)		(30,306.8)
Non-controlling interests	344.8	253.4		14.7
Total liabilities and equity	Ps. 2,128,368.3	Ps. 1,966,692.7	U.S.$	114,299.4

(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 17.2065 = U.S. $1.00 at December 31, 2015. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.

Unaudited Consolidated Statements of Comprehensive Income(1)

			For the year ended December 31,
	2014		2015		2015
	(Millions of pesos)				(Millions of U.S.$)
Total sales	Ps.	1,586,727.9	Ps.	1,166,362.5	U.S.$	67,786.2
Domestic sales		944,998.0		746,235.9		43,369.4
Exports		630,291.3		407,214.4		23,666.3
Services income		11,438.6		12,912.1		750.4
Cost of sales		865,280.5		1,031,448.1		59,945.3
Gross income		721,447.4		134,914.4		7,840.9
Other revenues and expenses—net		37,552.4		600.4		34.9
IEPS accrued		43,108.7		2,519.1		146.4
Other		(5,556.3)		(1,918.7)		(111.5)
Transportation and distribution expenses		32,182.7		12,801.2		744.0
Administrative expenses		111,337.1		24,577.2		1,428.4
Operating income		615,480.0		98,136.4		5,703.4
Financing (cost) income		(57,983.5)		(74,296.5)		(4,317.9)
Exchange loss—net		(76,999.2)		(154,369.8)		(8,971.6)
Profit (loss) in associates		34.4		2.155.1		125.2
Income before taxes, duties and other		480,531.8		(128,374.8)		(7,460.8)
Taxes, duties and other		746,074.7		393,231.8		22,853.7

Duties over hydrocarbon extraction and other		760,912.1		376,682.7		21,891.9
Oil income tax		(18,735.3)		0.0		0.0
Income tax and other		3,897.9		16,549.1		961.8
Net (loss) income	Ps.	(265,542.9)	Ps.	(521,606.6)	U.S.$	(30,314.5)
Other comprehensive results		(265,348.1)		89,073.4		5,176.7
Investment in equity securities		(765.4)		(3,206.3)		(186.3)
Actuarial losses due employee benefits		(275,962.4)		78,556.6		4,564.5
Conversion effect		11,379.7		13,723.2		797.6
Comprehensive income (loss)	Ps.	(530,891.1)	Ps.	(432,533.2)	U.S.$	(25,137.8)

(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 17.2065 = U.S. $1.00 at December 31, 2015. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.

Unaudited Consolidated Statements of Cash Flows(1)

	For the year ended December 31,
	2014	2015	2015
	(Millions of pesos)		(Millions of U.S.$)
Operating Activities
Net income (loss)	(265,543.0)	(521,606.6)	(30,314.5)
Items related to investing activities
Depreciation and amortization	143,074.8	167,949.3	9,760.8
Impairment of properties, plant and equipment	22,645.7	229,067.7	13,312.9
Unsuccessful wells	12,148.0	23,213.5	1,349.1
Retirement of property, plant and equipment	6,370.9	18,223.8	1,059.1
Profit (loss) from sale of fixed asset	0.0	(680.6)	(39.5)
Realized profit (loss) by investments in equity securities	215.1	0.0	0.0
Profit sharing in non-consolidated subsidiaries and affiliates	(34.4)	(2,155.1)	(125.2)
Dividends received	(736.3)	(359.9)	(20.9)
Effects of present value of reserve for well abandonment	9,169.3	(608.2)	(35.3)
Activities related to financing activities
Amortization of primes, discounts, profits and debt issuance expenses	312.3	(2,299.7)	(133.6)
Interest expense (income)	50,909.6	67,770.1	3,938.6
Unrealized loss (gain) from foreign exchange fluctuations	78,884.7	152,554.5	8,866.1
Subtotal	57,416.9	131,080.8	7,618.1
Funds provided by (used in) operating activities
Financial instruments for negotiation	16,354.3	9,802.4	569.7
Accounts and notes receivable	9,261.0	29,389.0	1,708.0
Inventories	6,975.8	5,652.7	328.5
Other assets	(18,984.9)	(66,334.4)	(3,855.2)
Accounts payable and accrued expenses	(1,959.7)	485.7	28.2
Taxes paid	1,130.6	9,018.3	524.1
Suppliers	9,433.1	42,192.9	2,452.1
Provision for diverse credits	356.6	(8,436.0)	(490.3)
Employees benefits	78,970.0	(116,145.5)	(6,750.1)
Deferred taxes	(24,597.6)	778.7	45.3
Net cash flow from operating activities	134,356.1	37,483.6	2,178.5
Investing activities
Acquisition of property, plant and equipment	(230,678.9)	(237,286.4)	(13,790.5)
Exploration expenses	(1,593.7)	(7,726.9)	(449.1)
Investment in associates	(3,466.4)	(294.8)	(17.1)
Resources for sale companies associates	0.0	4,417.1	256.7
Dividends received	336.1	0.0	0.0
Financial instruments available for sale	12,735.3	0.0	0.0
Net cash flow from investing activities	(222,667.6)	(240,890.9)	(14,000.0)
Cash needs related to financing activities	(88,311.5)	(203,407.3)	(11,821.5)
Financing activities
Increase of contributions from the Federal Government	20,000.0	60,000.0	3,487.0
Retirement of contributions from the Federal Government	(71,583.1)	0.0	0.0
Loans obtained from financial institutions	423,399.5	378,971.1	22,024.9
Amortization of loans	(207,455.5)	(191,212.0)	(11,112.8)
Interest paid	(47,248.5)	(62,718.8)	(3,645.1)
Net cash flow from financing activities	117,112.4	185,040.4	10,754.1
Net (decrease) increase in cash and cash equivalents	28,800.9	(18,367.0)	(1,067.4)
Effect of change in cash value	8,441.9	9,156.5	532.1
Cash and cash equivalents at the beginning of the period	80,745.7	117,988.5	6,857.2
Cash and cash equivalents at the end of the period	117,988.5	108,778.1	6,321.9

(1)	Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 17.2065 = U.S. $1.00 at December 31, 2015. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: March 7, 2016

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;

•	activities relating to the generation of electrical energy;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico, including developments relating to the implementation of the laws that implement the new legal framework contemplated by the Energy Reform Decree;

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.